UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

4 February 2008
Number 05/08

BHP BILLITON APPROVES FUNDING FOR ACCELERATED GROWTH AT WESTERN AUSTRALIA IRON ORE (WAIO)

BHP Billiton today announced approval for US$1.094 billion (BHP Billiton share US$930M)(1) of capital expenditure to underpin accelerated growth of our WAIO business. This amount represents pre approval expenditure for Rapid Growth Project 5 (RGP5). RGP5 is expected to increase WAIO's installed capacity to more than 200 million tonnes per annum (Mtpa) during calendar year 2011.

This pre-approval funding will be used to commence duplication of the railway track between the Yandi mine and Port Hedland and begin the expansion of the inner harbour at Port Hedland. Construction of this second railway is expected to begin in May 2008, subject to various government approvals. The early funding will also allow early procurement of long lead items and detailed engineering studies to expand capacity at Yandi and Area C.

President BHP Billiton Iron Ore, Ian Ashby said "The core of the Pilbara is progressively moving to the Yandi/Area C mining hubs. Double tracking the rail to this area will create the rail capacity to support our planned expansion to more than 300 Mtpa.

"In parallel with this project, we are advancing our studies on the outer harbour development at Port Hedland. Combined with the RGP5 rail work, the port expansion would complete the major infrastructure requirements to support an operation of over 350 Mtpa," he said.

In the last quarter BHP Billiton delivered RGP3 which expanded the capacity at Area C by 20 million tonnes per annum and RGP4 is on track to increase installed capacity to 155Mtpa in calendar year 2010.

The approval for the balance of the RGP5 capital is expected during the second half of calendar 2008. The early investment in RGP5 is expected to result in incremental production, beyond RGP4's capacity, before RGP5 is completed in 2011.

(1) BHP Billiton's partners in its Pilbara iron ore operations are: Itochu Minerals & Energy of Australia Pty Ltd, Mitsui-Itochu Iron Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd. BHP Billiton share is 85%.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 4 February 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary